November 22, 2024

Garret Bishop, Partner
Foley & Lardner LLP
LUMOS PHARMA, INC.
777 East Wisconsin Avenue
Milwaukee, WI 53202

        Re: LUMOS PHARMA, INC.
            Schedule TO filed November 13, 2024
            Filed by Double Point Ventures LLC et al.
            File No. 005-86491
Dear Garret Bishop, Partner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO
Summary Term Sheet, page 1

1. We direct your attention to the question at the bottom of page 2. Please disclose hypothetical scenarios for each type of CVR payment and related milestone such that shareholders are able to evaluate the possible value and timing of any such payments prior to making a tender determination. Refer to Item 11 of Schedule TO and corresponding Item 1011(c) of Regulation M-A which requires disclosure of additional material information if necessary to make the required statements, in
       light of the circumstances under which they are made, not materially misleading.
 November 22, 2024
Page 2
Background of the Offer, page 26

2. Please revise this section to describe any negotiations over the tender and support agreements.
The Merger Agreement -- Tender and Support Agreements, page 47

3. Please provide a legal analysis as to how the waiver of withdrawal rights in these agreements is consistent with Section 29 of the Exchange Act. Conditions of the Offer, page 50

4. Please disclose, if true, that the Material Adverse Effect condition was not triggered prior to the commencement of the offer.
5. Refer to condition (b)(v), which conditions the offerors' obligation to pay for tendered shares on the aggregate number of holders exercising appraisal rights representing no more than 10% of the shares of common stock as measured "immediately prior to the
       Acceptance Time." Given our position that all conditions must be satisfied or waived by the expiration of the offer other than those conditions dependent upon the receipt of government approvals, this tender offer condition appears to be framed as a condition subsequent to expiration of the offer. Please advise us, with a view toward revised disclosure, how the framing of condition (b)(v), including the lead-in language that reads, "have occurred and be continuing at the Expiration Date," can be reconciled with our position that the offerors must make a determination as to whether all of the conditions in Section 14(b) have to be satisfied or waived prior to expiration of the offer.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions